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                              August 31, 2022

       Michael E. LaBelle
       Chief Financial Officer
       Boston Properties, Inc.
       800 Boylston Street, Suite 1900
       Boston, Massachusetts 02199-8103

                                                        Re: Boston Properties,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 6, 2022
                                                            File No. 001-13087

       Dear Mr. LaBelle:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 6, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address how
the experience of the Lead Independent Director is brought to bear in connection with
your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director:

                                                            represent the board
in communications with shareholders and other stakeholders; or
                                                            require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you
apply different oversight standards based upon the immediacy of
 Michael E. LaBelle
Boston Properties, Inc.
August 31, 2022
Page 2
       the risk assessed;
           whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
           how the board interacts with management to address existing risks and identify significant emerging risks;
           whether you have a Chief Compliance Officer and to whom this position reports; and
           how your risk oversight process aligns with your disclosure controls and procedures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at
202-551-
3735 with any questions.



                                                            Sincerely,
FirstName LastNameMichael E. LaBelle
                                                            Division of
Corporation Finance
Comapany NameBoston Properties, Inc.
                                                            Disclosure Review
Program
August 31, 2022 Page 2
cc:       Eric G. Kevorkian
FirstName LastName